July 21, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002
Attn: Coy Garrison

Re:	Steadfast Apartment REIT III, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed June 21, 2016
File No. 333-207952

Dear Mr. Garrison:

On behalf of Steadfast Apartment REIT III, Inc. (the “Company”), we hereby respond as follows to the verbal comment of the Staff of the Securities and Exchange Commission (the “Commission”) as provided on June 30, 2016, regarding Post-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333‑207952) (the “Registration Statement”), as filed on June 21, 2016 in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

Comment 1: We note that Class R shares purchased in the primary offering pay a distribution and shareholder servicing fee. Please clarify what services the registered investment adviser and the dealer manager will perform in exchange for such distribution and shareholder servicing fee and whether registered investment advisers will receive any of that fee.
Response: The Company will revise the disclosure under the section captioned “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” on page 186 of the Prospectus to (i) include the types of services performed by the dealer manager with respect to Class R shares purchased in the primary offering and (ii) state that the dealer manager will not reallow any portion of the distribution and shareholder servicing fee with respect to Class R shares purchased in the primary offering to registered investment advisers. In addition, the Company will revise page 15 of the form of Amended and Restated Dealer Manager Agreement to state that the dealer manager will receive the distribution and shareholder servicing fee with respect to Class R shares purchased in the primary offering for the services set forth on Exhibit B thereto.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky
cc: Ana Marie del Rio, Esq.
Gustav Bahn, Esq.
Lindsey L.G. Magaro, Esq.